SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

NeuroBo Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R404
(CUSIP Number)

Dong-A ST Co., Ltd.
64 Cheonho-daero,
Dongdaemun-gu, Seoul, Korea
Attn.: Min Young Kim
Telephone: 82-2-920-8111

Copies to:

Matthew Berger
Michael Brandt
Willkie Farr & Gallagher LLP
1801 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 887-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons (S.S. or I.R.S. Identification No. of Above Person) Dong-A ST Co., Ltd.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,348,229
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,348,229
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,348,229
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 53.5%[1]
14.	Type of Reporting Person (See Instructions) CO

1 Calculated using a denominator equal to the sum of (i) 4,906,002 shares of Common Stock as previously reported by the Issuer as outstanding as of May 6, 2024 in its Quarterly Report on Form 10-Q filed by the Issuer on May 9, 2024, (ii) 763,359 shares of Common Stock to be issued by the Issuer in its registered direct offering, and (iii) 4,325,701 shares of Common Stock to be issued by the Issuer in its concurrent private placement, for a total of 9,995,062 shares of Common Stock outstanding.

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is being filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of NeuroBo Pharmaceuticals, Inc. (the “Issuer”), to amend the Schedule 13D filed on March 11, 2021 (the “Original 13D” and, as amended by Amendment No. 1 filed on August 30, 2021 (“Amendment No. 1”), Amendment No. 2 filed on September 1, 2021 (“Amendment No. 2”), Amendment No. 3 filed on September 16, 2022 (“Amendment No. 3”), Amendment No. 4 filed on November 10, 2022 (“Amendment No. 4”), Amendment No. 5 filed  on December 30, 2022 (Amendment No. 5), and this Amendment No. 6, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:
The information set forth in Item 4 hereof is incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction
Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:
Securities Purchase Agreement and Warrants
On June 23, 2024, the Reporting Person entered into a Securities Purchase Agreement with the Issuer (the “Securities Purchase Agreement”) pursuant to which the Reporting Person agreed to purchase from the Issuer 2,544,530 shares of Common Stock, 2,544,530 Series A Warrants to purchase Common Stock, and 3,816,795 Series B Warrants to purchase Common Stock (collectively, the “Warrants”). The closing of the transactions contemplated by the Securities Purchase Agreement is subject to the satisfaction or waiver of the conditions described in the Securities Purchase Agreement. In addition, pursuant to the Securities Purchase Agreement, the Issuer agreed to call a meeting of stockholders not later than 90 days after the closing under the Securities Purchase Agreement to obtain the Stockholder Approval (defined below), with respect to the shares of Common Stock issuable upon the conversion of the Warrants issued under the Securities Purchase Agreement. In the event that the Issuer does not obtain the Stockholder Approval at the first stockholder meeting, the Issuer is obligated to hold a meeting every 90 days thereafter.
The foregoing descriptions of the Securities Purchase Agreement and Warrants are qualified in their entirety by the terms and conditions of the Securities Purchase Agreement and Warrants, as applicable, filed as Exhibits 99.1, 99.2 and 99.3 hereto and which are incorporated by reference herein.
Voting Agreement
In connection with the execution of the Securities Purchase Agreement, on June 23, 2024 the Reporting Person entered into a voting agreement (the “Voting Agreement”) pursuant to which the Reporting Person agreed to vote all shares of Common Stock over which the Reporting Person or its affiliates have voting control at such time in favor of any resolutions presented by the Issuer to its stockholders to approve the issuance of the underlying shares of Common Stock upon exercise of the Warrants (the “Stockholder Approval”).
Registration Rights Agreement
In connection with entering into the Securities Purchase Agreement, on June 23, 2024, the Reporting Person, the Issuer and certain other investors entered into a registration rights agreement (the “2024 Registration Rights Agreement”). The 2024 Registration Rights Agreement provides the Reporting Person with demand registration rights, and the Issuer agreed to file a resale registration statement to register the shares of Common Stock issued under the Securities Purchase Agreement and issuable upon exercise of the Warrants (subject to obtaining the Stockholder Approval).
The foregoing description of the 2024 Registration Rights Agreement is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is filed as Exhibit 99.4 hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer
Item 5(a)-(b) of this Schedule 13D is hereby amended and restated as follows:
(a), (b) As of the date hereof, the Reporting Person may be deemed to beneficially own 5,348,229 shares of Common Stock, representing approximately 53.5% of the Issuer’s Common Stock outstanding, calculated using a denominator equal to the sum of (i) 4,906,002 shares of Common Stock as previously reported by the Issuer as outstanding as of May 6, 2024 in its Quarterly Report on Form 10-Q filed by the Issuer on May 9, 2024, (ii) 763,359 shares of Common Stock to be issued by the Issuer in its registered direct offering, and (iii) 4,325,701 shares of Common Stock to be issued by the Issuer in its concurrent private placement, for a total of 9,995,062 shares of Common Stock outstanding.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:
The information set forth in Item 4 hereof and Exhibits 99.1 – 99.4 of this Amendment No. 6 are incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.
Item 7 of this Schedule 13D is hereby amended and supplemented to include the following documents filed as exhibits to this Schedule 13D:
99.1 Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on June 25, 2024)
99.2 Form of Series A Warrant to purchase shares of common stock (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on June 25, 2024)
99.3 Form of Series B Warrant to purchase shares of common stock (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the Commission on June 25, 2024)
99.4 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Commission on June 25, 2024)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 25, 2024	DONG-A ST CO., LTD.

	By:	/s/ Min Young Kim
Name: Min Young Kim
Title: Chief Executive Officer